

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

<u>Via E-mail</u>
Napoleon L. Nazareno
President and Chief Executive Officer
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> Re: **Philippine Long Distance Telephone Company**
> **Form 20-F**
> **Filed April 2, 2014**
> **File No. 001-03006**

Dear Mr. Nazareno:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
      Ma. Lourdes C. Rausa-Chan
      Senior Vice President and Corporate Secretary
      Philippine Long Distance Telephone Company

      Michael G. DeSombre
      Sullivan & Cromwell LLP